FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated March 12, 2007, attaching documents referring to the Regular and Special Shareholders Meeting

2	Call to the Regular and Special Shareholders Meeting to be published in the Stock Exchange Daily Bulletin

3	Proposed Amendment to Article 4 of the YPF Bylaws

Item 1

Buenos Aires, March 12, 2007

To the
Buenos Aires Stock Exchange

Ref.:	Regular and Special Shareholders Meeting of
YPF S.A. to be held on April 13, 2007

The purpose of this letter is to comply with section 74 of the Regulation of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A certified copy of the relevant part of the minutes of the Board meeting of March 6, 2007, calling to the Regular and Special Shareholders' Meeting to be held on April 13, 2007 at 11:00 a.m.

2)	Call notice to be published in the daily Journal of the Buenos Aires Stock Exchange.

3)	Draft amendment to section 4 of the bylaws of YPF S.A.

Sincerely yours,

By YPF S.A.

Walter C. Forwood
Economic- Financial Director

Item 2

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a Regular and Special Shareholders' Meeting to be held on April 13, 2007, at 11:00 a.m., in the Main Offices located at Avda. Pte. Roque Sáenz Peña 777, City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.
2.
Submit for consideration the Annual Report, Inventory, General Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flow Statement, with their notes, charts, annexes and related documents, and the Report of the Audit and Control Committee, corresponding to Fiscal Year Nº 30 that began on January 1, 2006 and ended on December 31, 2006.

3.	Approval of the management of the Board of Directors and the Audit and Control Committee during the fiscal year began on January 1, 2006 and ended on December 31, 2006.
4.	Use of profits accumulated as of December 31, 2006. Declaration of dividends.
5.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2006.
6.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2006.
7.	Appointment of one regular and one alternate director for Class A shares and thirteen regular and five alternate directors for Class D shares.
8.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A and two regular and two alternate ones for Class D shares.
9.
To fix the fees to be received on account by the directors and members of the Audit and Control Committee during the fiscal year began on January 1, 2007. Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2006. Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2007 and to fix his remuneration.

10.	Amendment of section 4° of the By-Laws.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Avenida Presidente Roque Sáenz Peña 777, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 9, 2007 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the superintendency of corporations Inspección General de Justicia, in order to attend the Meeting they must comply with section 123 of the Law No 19,550. Likewise, under Resolution No 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) In order to consider the Agenda, the Shareholders of all classes of shares must exercise their voting rights by voting jointly, except for the review of items 7 and 8.

4) Under section 11 of the YPF S.A. Bylaws, regular and alternate for Class D will be selected by the shares in classes B, C and D as members of a single class.

5) For the review of item 10 of the Agenda, the Meeting will be Special.

6) The Shareholders are required to attend at the location designated Regular General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Enrique Locutura, Executive Vice-president of YPF S.A., selected as Director under Minutes of Meeting No 27 and Executive Vice-president under Board Minutes No 244, both of April 19, 2005, by the authority granted under Board Minutes No 267 of March 06, 2007.

Item 3

BYLAWS AMENDMENT DRAFT

Section 4° - Purpose:

The purpose of the Corporation is to engage, either on its own behalf or by third parties or associated to third parties, in studying, exploration and development of fields of liquid and/or gas hydrocarbons and other minerals, and likewise in industrializing, transport and marketing such products and any direct or indirect derivatives thereof, also including petrochemical products, chemicals whether or not derived from hydrocarbons, and non-fossil fuels, bio-fuels and their components, and electric energy generation from hydrocarbons, for which purpose it may make, use, purchase, sell, exchange, import or export such products, and likewise to render, either by itself or by a controlled company, or associated to third parties, telecommunication services in all its forms and manners permitted by applicable legislation, and, upon prior application for the relevant licenses if so determined by the applicable regulatory environment, and likewise producing, industrializing, processing, marketing, services that involve conditioning, hauling and storing grains and their derivatives, and also to carry on any other activity that is supplementary to its industrial and trading activity, or which may be necessary to facilitate the pursuance of its purpose. For better achievement of such purposes, it may found, associate with or participate in any public or private legal entities having their domicile within or without Argentina, within the scope of these Bylaws”.

By YPF S.A.

Walter C. Forwood
Economic- Financial Director
Responsible for Market Relations

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 14, 2007	By:	/s/ Walter Cristian Forwood

		Name:	Walter Cristian Forwood
		Title:	Chief Financial Officer